EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

September 21, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON REPORTS EXCELLENT PHASE 2 BULK TONNAGE AG, AU, ZN, PB DRILL RESULTS, OPEN TO EXPANSION IN TWO DISCOVERY ZONES AT CORDERO PROJECT, CHIHUHUA, MEXICO

Levon Resources, Ltd is pleased to report the final Phase 2 drill assay results for 27 core holes in two zones at the Cordero silver, gold, zinc, lead bulk tonnage property, located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.   These results continue to expand the Pozo de Plata Diatreme and Cordero Porphyry discovery zones, which remain open in plan and at depth.  Currently Phase 3 offset definition, delineation and exploration drilling is being laid out.

Highlights

Some of the significant drill intercepts include 118 metres grading 51 g/T Ag, 0.397 g/T Au, 0.41 % Zn, 0.96% P (117 g/T Ag equivalent) in hole C10-46 at the north edge of the Pozo de Plata drill grid and 100 metres grading 72.8 g/T Ag, 0.425 g/T, 0.97 % Zn, 1.11% Pb (162 g/T Ag equivalent) in hole C10-35 in a west part of the drill grid.

Vertical hole C10-60 was collared south of previously announced drill hole C10-39 at the southern edge of the drill grid. Starting from 4 metres depth,  C10-60 intersected 100 metres that grades 31.7 g/T Ag, 0.08 g/T Au 0.34% Zn and 0.38% Pb, and a deeper interval starting at 228 metres  of a 62 metre core interval grading 22.3 g/T Ag, .012 Au, 2.05 % Zn and 0.43% Pb, this intersection remains open to the south.

Table 1 lists calculated drill intercept composites for the 27 holes.  Reported lengths (Table 1) are drill intervals only as true widths are unknown.  Table 2 lists the hole locations.

Table 1.  Drill intercept composites for the final 27 holes in the Pozo de Plata and Porphyry  zones of the Phase 2 Cordero drilling program.*

Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq.(g/T)*
C10-21		Composites below cut off
C10-27	Porphyry	88	96	8	21.3	0.042	0.52	0.22	46
		208	248	40	22.7	0.070	0.38	0.41	50
		276	292	16	20.5	0.005	2.77	0.40	113
		310	334	24	17.9	0.022	0.26	0.31	36
C10-29	Porphyry	70	82	12	60.6	0.490	0.61	0.35	121
		116	148	32	149.7	0.030	1.48	1.72	245
		164	182	18	10.9	0.000	1.11	0.05	44
		214	272	58	16.3	0.027	0.82	0.17	47
		288	318	30	21.7	0.028	0.33	0.13	37
		384	406	22	22.0	0.062	0.89	0.07	54
C10-35	Pozo de Plata	48	148	100	72.8	0.425	0.97	1.11	162
		168	202	34	33.7	0.158	0.40	0.49	70
		232	244	12	14.5	0.082	0.57	0.34	46
		324	336	12	17.4	-0.001	1.61	0.29	73
C10-36	Pozo de Plata	0	40	40	19.6	0.122	0.14	0.23	39
		88	106	18	26.4	0.146	0.41	0.32	57
C10-37	Pozo de Plata	22	30	8	47.5	0.167	0.38	0.43	82
		52	68	16	50.1	0.175	0.50	0.27	84
		94	128	34	96.7	0.370	0.91	1.40	189
C10-38	Porphyry	Composites below cutoff
C10-40	Pozo de Plata	30	68	38	31.4	0.160	0.33	0.31	61
		92	120	28	19.5	0.166	0.38	0.24	49
		144	162	18	40.6	0.139	0.10	0.61	71
		182	236	54	111.2	0.578	0.74	1.65	220
C10-42	Pozo de Plata	6	132	126	30.4	0.184	0.50	0.39	69

C10-43	Pozo de Plata	312	348	36	25.8	0.022	1.16	0.40	73
C10-44	Pozo de Plata	28	66	38	55.6	0.208	0.43	0.28	90
		96	110	14	15.0	0.078	0.21	0.14	30
C10-45	Pozo de Plata	0	38	38	82.4	0.036	0.10	0.06	90
		108	118	10	148.2	0.042	2.37	0.79	243
C10-46	Pozo de Plata	0	16	16	26.4	0.144	0.05	0.45	51
		96	140	44	18.9	0.055	0.20	0.25	36
		158	276	118	51.0	0.397	0.41	0.96	117
C10-47	Pozo de Plata	30	68	38	31.0	0.053	0.47	0.41	60
C10-48	Pozo de Plata	84	96	12	64.4	0.226	1.04	0.82	134
		110	122	12	58.4	0.268	0.37	0.92	114
		280	322	42	10.5	0.004	0.67	0.17	35
		334	358	24	7.6	0.004	0.77	0.22	37
		412	436	24	10.3	0.004	1.93	0.45	80
C10-49	Pozo de Plata	290	314	24	12.5	0.183	0.45	0.36	48
		356	370	14	61.3	0.062	0.41	0.28	86
C10-50	Pozo de Plata	148	208	60	14.9	0.108	0.24	0.21	35
		306	322	16	11.0	0.003	0.83	0.14	40
C10-51	Pozo de Plata	66	182	116	31.2	0.191	0.51	0.40	70
		250	284	34	11.1	0.010	2.23	0.31	86
C10-52	Pozo de Plata	0	10	10	36.5	0.039	0.18	0.28	53
		38	120	82	30.9	0.177	0.37	0.35	64
		166	218	52	18.0	0.028	1.28	0.39	69
C10-53	Pozo de Plata	38	64	26	107.3	0.467	1.46	1.28	218
		78	108	30	18.8	0.096	0.29	0.25	41
		292	302	10	22.6	0.001	2.83	1.06	136
C10-54	Pozo de Plata	46	58	12	102.6	0.180	0.56	1.33	170
		82	96	14	14.2	0.147	0.31	0.18	38
		118	166	48	39.1	0.141	0.65	0.63	86
		182	222	40	21.8	0.596	0.45	0.39	86
C10-55	Pozo de Plata	74	104	30	57.7	0.335	0.76	0.81	126
		142	202	60	49.3	0.497	0.54	0.78	121
		218	240	22	11.9	0.129	0.39	0.24	39
		254	266	12	31.8	0.080	0.70	0.56	74
C10-56	Pozo de Plata	2	18	16	12.7	0.101	0.16	0.23	31
		142	160	18	21.9	0.136	0.56	0.17	52
C10-57	Pozo de Plata	90	196	106	35.2	0.195	0.72	0.56	86
		242	276	34	18.0	0.125	0.73	0.30	56
C10-58	Pozo de Plata	2	150	148	26.0	0.094	0.24	0.31	48
		240	250	10	16.2	0.084	0.56	0.36	49
		318	336	18	13.3	0.003	1.29	0.41	63
		350	364	14	59.5	0.011	5.41	0.75	240
C10-59	Porphyry	14	28	14	1.7	0.040	2.40	0.01	75
		324	342	18	60.7	0.105	3.71	1.41	217
C10-60	Pozo de Plata	4	104	100	31.7	0.083	0.34	0.38	58
		228	290	62	22.3	0.012	2.05	0.43	96

* Silver equivalent grade, based on assumed recoveries is calculated using the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound, lead at 90 cents per pound and assumed recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead. Actual metal recoveries have not been determined.  Summary assay intervals as reported above were selected based on a 30 g/T Ag equivalent cut-off with inclusion of up to no more than 10 metres of internal below cut-off values averaging not less than 15 g/T Ag equivalent.

DISCUSSION

Pozo de Plata Diatreme
The core of the Pozo de Plata drill grid (50-100 m hole centers) now covers an area 633 metres on northeast strike by 350 metres wide,  and has been  drilled generally to 325+ metre vertical depths with angle and vertical holes, some of which reach 500 m vertical depths.

All the holes in the grid have been drilled to offset visible mineralization estimated to be of significant grade mineralization from the core logging.  We now know the visual estimates generally correlate well with the assay values.  The mineralization is often exposed to the surface and the zone  remains open to the north, south, west, and in some areas at depth.

Phase 2 drill  results establish a tabular mineralized diatreme breccia zone along northeast trending, mineralized Tertiary rhyolite and dacite dike swarms, which have themselves been incorporated into the mineralized diatreme breccias by explosive diatreme, gas streaming style brecciation.    Large blocks of limestone country rocks occur as septa and clasts within the diatremes. Footwall limestone country rocks enclose the diatreme breccia bodies along highly irregular, and locally pipe like contact surfaces.   The areal extent of the diatremes has yet to be defined by drilling or mapping.  Diatreme breccia is recessive-weathering and not well exposed at surface.

Though some sulfides are exposed at the surface, supergene weathering generally ranges to depths of 10 to 27 m.  Hypogene sulfide mineralization is associated with galena, sphalerite, pyrite and a very fine grained black metallic sulfosalt (tetrahedrite? or argento pyrite?).  Galena at Cordero typically displays curved cleavage faces common in Ag bearing galena and there is generally an excellent correlation of Ag and Pb in the assay values.  Sulfide minerals occur as (1) diatreme clasts, (2) disseminated grains and massive accumulations in the diatreme breccia matrix and as (3) veins of massive sulfide (barite, sphalerite, galena, pyrite) that are cut by and also cut the diatreme breccias and breccia-dikes and (4) high grade replacement mineralization after large limestone clasts within the diatreme (as in hole C10-31, press release of May 13, 2010).  Cross cutting relationships document a minimum of 5 pulses of mineralization, the youngest of which is discordant, massive sulfide veins (<1 to 5 cm widths) that cut and post date the diatreme(s).

Well mineralized diatreme breccia and breccia-dikes are also exposed in outlying exploration drill holes 300 m to the southwest of the Pozo de Plata Diatreme discovery drill grid (hole C09-1) and 425 m to the east (hole C10-32) in the Josefina Mine zone, both of which are interpreted as probable  extensions of the discovery zone.  Phase 3 offset and delineation drilling is planned to test the Pozo de Plata Diatreme mineralized zone up to and beyond these outlying holes.

Cordero Porphyry Zone
The Cordero Porphyry zone 1,350 m NE of the Pozo de Plata Diatreme, is distinguished by classic porphyry-style disseminated and stockwork vein mineralization with Ag, Zn, Pb, Au  and  newly recognized veinlet molybdenite mineralization at depth to the south.

An initial 1,200 m long NNW composite cross section fence of 7 angle core holes has been completed across the Cordero Porphyry target zone and assays of hole C10-27, C10-29, C10-38 and C10-59 are presented  in table 1.  Hole C10-41 (previously released-news release of June 1, 2010) at the north end of the drill hole fence is visually mineralized essentially through it’s entire 503.45m length) in several nested, rhyolite porphyry intrusives.  The rhyolites are thought to be rooted in a larger mineralized stock at depth within an intrusive corridor between the Cordero Dome and the La Ceniza stock to the northeast.

 Disseminated and stockwork vein sphalerite, galena, and locally very fine grained tetrahedrite and argento pyrite with sparse gangue minerals are the dominate mineralization.  Abundance of veining and stockwork veining tends to increase with depth.  The sulfide minerals are hosted within mostly pervasive and wide (several metres) phyllic alteration vein selvage zones ,  cutting pervasive phyllic and potassic alteration in the rhyolite stocks.  The molybdenite bearing veinlets in the bottoms of holes to the south,  are enveloped by selvages of strong potassic alteration, which is interpreted as  direct evidence of a deeper Mo porphyry system (or mineralized shell), that cuts the overlying Ag, Au, Zn, Pb porphyry system (or shell) in the context of well known porphyry deposit, alteration zoning models.   Phase 3 deeper drill tests are being designed.

“The Pozo de Plata Diatreme and felsic breccia-dike complex mineralization, including some high grade replacement mineralization are earmarks of a Penasquito type system exposed from surface.    In the Cordero Porphyry zone the Ag, Au, Zn, Pb bulk tonnage, porphyry-style mineralization and recognition of moly veinlets and potassic selvage alteration at depth to the south adds a new exploration dimension in one target  at Cordero.” Comments Vic Chevillon, VP Exploration, Director, Levon.

“We are pleased at the complexity and evidence of multiple mineralization pulses that the core drilling has revealed, and now with the increasing scale of the project, we remain on track to expand the two discovery zones and the project with Phase 3 drilling ” adds Ron Tremblay, President, CEO, Levon.

Airborne Geophysics
Areoquest completed an airborne magnetic, EM, and radiometric survey over the Cordero Porphyry Belt in the south part of the property in May 2010, and final reports are being delivered.   Preliminary results show the Pozo de Plata Diatreme, Cordero Dome and the La Ceniza and Sanson intrusive centers are underlain by a large magnetic high, plunging to the southwest, and associated with high potassic signatures from the radiometrics.

Ground Gravity Survey
The preliminary airborne results and interpretations, were followed up by ground gravity surveys  over the Pozo de Plata and Dos Mil Diez Diatreme Complexes.  The gravity data  from McGee Geophysics, Reno, Nevada was inverted in 3D, and the results are being integrated into the 3D Exploration Model for final drill targeting to help guide the expansion drilling of the Pozo de Plata discovery zone, and define outlying mine-scale targets in the two diatreme complexes.   Gravity lows coincide with mapped mineralized diatreme breccias, and elevated Ag, Au, Zn and Pb in soils and rock chips.

Phase 3 Exploration
Phase 3 drilling is being designed to grid drill, offset and delineate the Pozo de Plata Diatreme, and Cordero Porphyry zones, and to test the outlying exploration targets.  Phase 3 exploration and drilling will be described further when all final geophysical data is available and integrated with the project data.

QA/QC Procedures and Reporting Parameters
All drill holes are HQ core drilled by HD Drilling of Mazatlan, Mexico.  HQ diameter core samples were collected in continuous two-metre lengths and cut by sawing. All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada respectively. Gold analyses were performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (“ICP”) package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES.

The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the Joint Venture to AMEC by Robert Cameron, PGeo,, CEO, Valley High Ventures.

The project is under the direct supervision of Vic Chevillon, MA, CPG, Vice-President of Exploration for Levon Resources Ltd. (“Levon”) who is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release.

The property comprises wholly-owned claims and consolidated land agreements that total about 20,000 hectares and is being explored in the Joint Venture by Levon and Valley High Ventures, Ltd. (VHV) wherein Levon is 51% owner and operator of the project and holds 49% in trust for  VHV.

Table 2.  Drill hole locations for the final 27 holes in the Pozo de Plata and Porphyry zones of the Phase 2 Cordero drilling program (coordinates are m in CONUS NAD 27 UTM Zone 13).

HoleID	X	Y	Z	Length	Survey Depth	Azimuth	Dip
C10-21	442053.7	3013297	1532.68	320.9	0	0	-90
C10-27	443748.9	3014642	1561.93	385.05	0	270	-60
C10-29	443762.7	3014298	1563.44	463	0	309	-60
C10-35	442603.9	3014097	1546.26	494.1	0	0	-90
C10-36	442654.3	3014296	1553.83	319.7	0	300	-60
C10-37	442652.5	3014294	1553.65	420	0	0	-60
C10-38	443509.3	3014876	1570.3	381.2	0	329	-60
C10-40	442603.7	3014199	1548.62	490.9	0	0	-60
C10-42	442654.4	3014246	1566.29	490.1	0	0	-60
C10-43	443510.7	3014877	1582.2	417.3	0	145	-60
C10-44	442604.1	3014247	1559.12	478.05	0	0	-60
C10-45	443074.3	3014029	1567.5	332.1	0	170	-60
C10-46	442755.1	3014249	1573.58	374	0	0	-60
C10-47	442805.8	3014148	1570.93	285	0	0	-60
C10-48	442553.7	3014093	1555.1	439.4	0	0	-60
C10-49	442804.3	3014195	1573.84	455.5	0	0	-60
C10-50	442553.7	3014150	1555.52	347.15	0	0	-60
C10-51	442554.7	3014094	1555.17	418.1	0	180	-60
C10-52	442504.4	3013902	1549.26	328.45	0	0	-60
C10-53	442505.2	3013903	1549.15	423.1	0	180	-60
C10-54	442655.3	3013999	1555.59	348.9	0	0	-60
C10-55	442704.3	3014299	1569.58	342.65	0	0	-60
C10-56	442503.1	3013996	1551.21	311.45	0	0	-60
C10-57	442698.8	3014053	1559.45	503.05	0	0	-60
C10-58	442598	3013903	1557	459.7	0	0	-60
C10-59	443340	3015245	1576.9	406.8	0	0	-60
C10-60	442598	3013903	1557	357.8	0	0	-90

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico.. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.
"Ron Tremblay
__________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.